Exhibit 99.1



MEDIA CONTACT:
Allison Lowe
(972) 499-6631
allison.lowe@hck2.com

Mannatech Promotes Key Executives, Supports International Expansion
Advances sales, finance, human resources and international expansion roles

(COPPELL, Texas) February 26, 2010 – **Mannatech, Incorporated** (NASDAQ: MTEX - News), a global pioneer in the development of high-quality health, weight and fitness and skin care solutions based on nutritional science, announced the promotions of **Natalie Clark** to senior vice president, North America; **Gary Spinell** to senior vice president, finance and administration; **Landen Fredrick** to vice president, North American sales; **Sandra McLean**, PHR, to vice president, human resources; and **Matt Rumpsa** to vice president, international expansion, as part of an ongoing effort to support global expansion initiatives.

"Each promotion recognizes the individual contributions these talented people have provided to Mannatech and advances the company's management team development and executive leadership for the future of the company," said **Dr. Robert A. Sinnott, MNS, PhD, co-chief executive officer and chief science officer of Mannatech.** "This team is equipped to help guide our organization to the next level of excellence through international expansion and providing our high-quality, scientifically backed wellness products to consumers around the world."

The newly promoted executives include:

- ***Natalie Clark, Senior Vice President, North America***
  Clark has been with Mannatech since 1995 and has more than 15 years experience in the direct selling industry. She has overseen the implementation of Mannatech's strategic business plan, compliance department, call center, distribution center and development of the company's award-winning global compensation plan. Clark will now report directly to Dr. Robert Sinnott, co-CEO and CSO.

- ***Gary Spinell, Senior Vice President, Finance and Administration***
  Spinell has provided four years of service to Mannatech and will continue to oversee human resource functions, investor relations, risk management activities and serve as treasurer. Prior to Mannatech, Spinell was treasurer for Expedia and Hotels.com as well as vice president at Blockbuster.

- ***Landen Fredrick, Vice President, North American Sales***
  Fredrick has been with Mannatech for four years serving as senior director of tools and training. He now reports directly to Natalie Clark. Previously, he served as a consultant to Mannatech,

providing guidance on web development. Prior to Mannatech, Fredrick founded and served as president of Kilian Fredrick advertising.

- ***Sandra McLean, PHR, Vice President, Human Resources***
  McLean has been with Mannatech for five years. She is a certified professional in human resources (PHR), an industry certification awarded by the HR Certification Institute for individuals working in the human resource management profession. Previously, she worked as an HR consultant for Thompson DBM and has held HR management positions in the manufacturing, healthcare and non-profit arenas. McLean's background also includes management training for the University of Texas-Pan American continuing education system and she was recently nominated as HR Professional of the Year by the North Dallas Chamber of Commerce.

- ***Matt Rumpsa, Vice President, International Expansion***
  Rumpsa joined Mannatech in 2008 and has more than 20 years experience in the direct selling industry. With his promotion, Rumpsa now reports to Randy Bancino, president of global business operations and expansion, and will focus on the development of global expansion initiatives. Prior to Mannatech, Rumpsa served as director of business relations and support services for Amway.

"I'm excited that we are enhancing our international team, especially in the area of global expansion," said **Randy Bancino, president of global business operations and expansion** at Mannatech. "These moves further position Mannatech to take advantage of a wide range of opportunities internationally."

Many of Mannatech's products are based on **Real Food Technology**^{SM} solutions, which provide consumers with products that contain standardized levels of natural and plant-sourced nutrients at nutritionally effective levels. Food-sourced ingredients are chosen from those scientifically proven to most benefit the human body. Mannatech offers the best alternative to synthetic vitamin and mineral products and so-called "super-juice" products.

Individuals interested in Mannatech's products or in exploring its business opportunity can learn more at **www.mannatech.com**.

About Mannatech
Mannatech, Incorporated develops high-quality health, weight and fitness, and skin care products that are based on the solid foundation of nutritional science and development standards. These proprietary products are available through independent sales Associates around the globe including the United States, Canada, South Africa, Australia, New Zealand, Austria, Denmark, Germany, Norway, Sweden, the Netherlands, the United Kingdom, Japan, Taiwan, Singapore and the Republic of Korea. For more information, please visit www.AllAboutMannatech.com.

readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain associates and members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.